MANAGEMENT’S DISCUSSION AND ANALYSIS

August 2, 2018 - The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed financial statements of the Company for the three and six months ended June 30, 2018 and 2017, the audited financial statements of the Company for the years ended December 31, 2017 and 2016 and the related MD&A, and Bellatrix’s Annual Information Form, all of which are filed on SEDAR at www.sedar.com and on the Company’s website at www.bxe.com. The Company’s EDGAR filings and forms are available through the US Securities and Exchange Commission at www.sec.gov. Disclosure which is unchanged from the MD&A for the year ended December 31, 2017 may not be repeated herein. This commentary is based on information available to, and is dated as of, August 2, 2018. The financial data presented is in Canadian dollars, except where indicated otherwise.

OVERVIEW AND DESCRIPTION OF THE BUSINESS
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
SECOND QUARTER 2018 HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	12,004	10,495	26,619	18,754
Per basic share (1)	$0.22	$0.21	$0.51	$0.38
Per diluted share (1)	$0.22	$0.21	$0.51	$0.38
Adjusted funds flow (2)	10,142	19,347	24,812	34,240
Per basic share (1)	$0.18	$0.39	$0.47	$0.69
Per diluted share (1)	$0.18	$0.39	$0.47	$0.69
Net profit (loss)	(34,768)	(69,236)	(47,669)	(56,186)
Per basic share (1)	($0.63)	($1.40)	($0.91)	($1.14)
Per diluted share (1)	($0.63)	($1.40)	($0.91)	($1.14)
Capital - exploration and development	5,402	11,235	29,634	55,213
Total capital expenditures - net (3)	6,641	(30,768)	28,715	20,452
Credit Facilities	71,432	13,100	71,432	13,100
Senior Notes	301,435	315,308	301,435	315,308
Convertible Debentures (liability component)	40,530	38,380	40,530	38,380
Adjusted working capital deficiency (2)	16,829	15,773	16,829	15,773
Total net debt (2)	430,226	382,561	430,226	382,561
Total assets	1,311,330	1,351,623	1,311,330	1,351,623
Total shareholders’ equity	747,191	808,727	747,191	808,727

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		Three months ended June 30,		Six months ended June 30,
SELECTED OPERATING RESULTS		2018	2017	2018	2017
Total revenue (3)		54,022	74,325	120,237	140,349
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	10,467	9,182	9,975	8,908
Natural gas	(mcf/d)	161,052	172,402	162,309	164,602
Total oil equivalent	(boe/d)	37,309	37,916	37,027	36,342
Average realized prices
Crude oil and condensate	($/bbl)	83.93	59.49	80.31	63.28
NGLs (excluding condensate)	($/bbl)	24.70	20.57	25.49	19.42
Crude oil, condensate and NGLs	($/bbl)	36.01	31.24	37.07	31.47
Natural gas	($/mcf)	1.30	2.94	1.73	2.91
Natural gas (including risk management (4))	($/mcf)	2.17	3.14	2.33	3.12
Total oil equivalent	($/boe)	15.71	20.94	17.58	20.88
Total oil equivalent (including risk management (4))	($/boe)	18.77	21.83	19.71	21.82

Net wells drilled		—	1.2	5.2	11.8
Selected Key Operating Statistics
Operating netback (3)	($/boe)	4.53	9.35	6.19	8.86
Operating netback (3) (including risk management (4))	($/boe)	7.58	10.24	8.32	9.80
Transportation expense	($/boe)	(2.03)	(1.98)	(2.01)	(1.53)
Production expense	($/boe)	(7.55)	(8.30)	(7.84)	(8.81)
General & administrative expense	($/boe)	(2.01)	(2.10)	(2.10)	(2.02)
Royalties as a % of sales (after transportation)		13%	10%	12%	11%
COMMON SHARES
Common shares outstanding (5)		61,762,974	49,378,026	61,762,974	49,378,026
Weighted average shares (1)		55,086,338	49,333,217	52,247,951	49,325,235
SHARE TRADING STATISTICS
TSX and Other (6)
(CDN$, except volumes) based on intra-day trading
High		2.17	5.65	2.22	6.83
Low		1.28	3.55	1.24	3.55
Close		1.32	3.70	1.32	3.70
Average daily volume		879,361	175,847	703,721	184,317
NYSE
(US$, except volumes) based on intra-day trading
High		1.69	4.25	1.78	5.15
Low		0.96	2.72	0.96	2.72
Close		0.99	2.90	0.99	2.90
Average daily volume		149,075	81,132	143,704	90,987
(1) Basic weighted average shares outstanding for the three and six months ended June 30, 2018 were 55,086,338 (2017: 49,333,217) and 52,247,951 (2017: 49,325,235), respectively.
In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three and six months ended June 30, 2018, a total of nil (2017: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share

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options, and a total of nil (2017: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three and six month periods resulting in diluted weighted average common shares outstanding of 55,086,338 (2017: 49,333,217) and 52,247,951 (2017: 49,325,235), respectively.
(2) Refer to “Capital performance measures” in respect of the terms “adjusted funds flow”, “total net debt” and “adjusted working capital deficiency”.
(3) Refer to “Non-GAAP measures” in respect of the terms “operating netbacks”, “total capital expenditures - net” and “total revenue”.
(4) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(5) Fully diluted common shares outstanding for the three and six months ended June 30, 2018 were 69,569,546 (2017: 57,360,955) and 69,569,546 (2017: 57,360,955), respectively. This includes 1,633,732 (2017: 1,810,089) and 1,633,732 (2017: 1,810,089) respectively, of share options outstanding and 6,172,840 (2017: 6,172,840) and 6,172,840 (2017: 6,172,840), respectively of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(6) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.
2018 SECOND QUARTER FINANCIAL AND OPERATIONAL RESULTS
SALES VOLUMES
Sales volumes averaged 37,309 boe/d for the three months ended June 30, 2018 a decrease of 2% compared to 37,916 boe/d in the second quarter of 2017. Sales volumes for the six months ended June 30, 2018 increased by 2% to 37,027 boe/d compared to 36,342 boe/d in the first half of 2017. Second quarter 2018 average production of 37,309 boe/d (72% natural gas weighted) surpassed the Company’s 2018 average annual guidance (midpoint) estimate of 34,750 boe/d and represented a 2% increase compared with average first quarter 2018 production volumes of 36,740 boe/d. Total change in sales volumes between the three months ended June 30, 2018 and June 30, 2017 was impacted by production volumes added through strong developmental drilling in the Spirit River liquids rich natural gas play in 2017 and the first quarter of 2018, partially offset by natural production declines and non-core dispositions completed in 2017 and proactive curtailment of approximately 12 MMcfe/d to 24 MMcfe/d (2,000 to 4,000 boe/d) of natural gas volumes during periods of weak daily AECO natural gas prices during the second quarter.
The turbo expander is operational on Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), which was designed with a colder process, thereby enhancing natural gas liquid (“NGL”) extraction capabilities. Total NGL recoveries (including plant condensate) at the Alder Flats Plant have increased in the second quarter 2018, with NGL sales yields of approximately 70 bbl/MMcf, up approximately 15% from first quarter total sales yields of approximately 60 bbl/MMcf. The Alder Flats Plant deep-cut process provides enhanced NGL yields of approximately 10 to 35 bbl/MMcf over third-party plants in the Company's core area.
Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work in 2018 to expand capacity along the system. Having secured excess FT relative to the Company's current production levels, these recent system wide curtailments have had minimal impact on Bellatrix's ability to deliver volumes.

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Sales Volumes
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Crude oil and condensate (bbl/d)	1,999	2,516	2,107	2,447
NGLs (excluding condensate) (bbl/d)	8,468	6,666	7,868	6,461
Total crude oil, condensate and NGLs (bbl/d)	10,467	9,182	9,975	8,908
Natural gas (mcf/d)	161,052	172,402	162,309	164,602
Total sales volumes (6:1 conversion) (boe/d)	37,309	37,916	37,027	36,342
Crude oil, condensate and NGL sales volumes increased by 14% in the second quarter of 2018, averaging 10,467 bbl/d compared to 9,182 bbl/d in the same period in 2017. Crude oil, condensate and NGL sales volumes averaged 9,975 bbl/d in the first half of 2018, an increase of 12% from the 8,908 bbl/d realized in the first six months of 2017. The increase in crude oil, condensate and NGL volumes in the second quarter and first half of 2018 resulted primarily from increased liquid recoveries at Phase 2 of the Alder Flats Plant that was commissioned in March 2018. Natural gas sales volumes averaged 161.1 MMcf/d during the three months ended June 30, 2018 compared to 172.4 MMcf/d in the same period in 2017, a decrease of 7%. Natural gas sales volumes decreased by 1% to 162.3 MMcf/d during the six months ended June 30, 2018, compared to 164.6 MMcf/d in the same period in 2017. The decrease of natural gas volumes is a result of voluntary production curtailments due to weak daily AECO prices and natural production declines. In 2017 and 2018, the Company focused drilling activity on the Spirit River liquids rich natural gas play, as well as capital investment in operational optimization activities to mitigate natural production declines.

Drilling Activity - 2018
	Three months ended June 30, 2018			Six months ended June 30, 2018
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	—	—	—	6	5.2	100%
Total	—	—	—	6	5.2	100%

Drilling Activity - 2017
	Three months ended June 30, 2017			Six months ended June 30, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	2	1.2	100%	11	9.0	100%
Ellerslie	—	—	—	2	0.8	100%
Cardium	—	—	—	2	2.0	100%
Total	2	1.2	100%	15	11.8	100%
Bellatrix completed the majority of its first half 2018 capital program during the first three months of the year, in advance of the seasonal spring break up period. No wells were drilled or completed during the second quarter of 2018. In the first six months of 2018, Bellatrix drilled and/or participated in 6 gross (5.2 net) Spirit River liquids rich natural gas wells.
The Company continues to focus capital investment in its low cost Spirit River natural gas play, which continues to deliver strong results at current natural gas and liquids prices, and to take advantage of the increased processing capacity at Phase 1 and 2 of the Alder Flats Plant. Bellatrix’s drilling activity in 2018 was weighted 100% towards liquids rich natural gas wells.
In the second quarter of 2017, Bellatrix drilled and/or participated in 2 gross (1.2 net) Spirit River liquids rich natural gas wells. In the first six months of 2017, Bellatrix drilled and/or participated in 11 gross (9.0 net) Spirit River liquids rich natural gas wells, 2 gross (2.0 net) Cardium wells, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells.

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COMMODITY PRICES

Average Commodity Prices
	Three months ended June 30,			Six months ended June 30,
	2018	2017	% Change	2018	2017	% Change
Crude oil:
WTI (US$/bbl)	67.88	48.27	41	65.38	50.09	31
Canadian Light crude blend ($/bbl)	77.82	59.27	31	73.95	62.27	19
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	83.93	59.49	41	80.31	63.28	27
NGLs (excluding condensate)	24.70	20.57	20	25.49	19.42	31
Crude oil, condensate and NGLs	36.01	31.24	15	37.07	31.47	18
Crude oil, condensate and NGLs (including risk management)(1)	33.55	31.19	8	35.21	31.46	12

Natural gas:
NYMEX (US$/MMBtu)	2.80	3.18	(12)	2.90	3.25	(11)
AECO daily index (CDN$/mcf)	1.18	2.78	(58)	1.63	2.74	(41)
AECO monthly index (CDN$/mcf)	1.03	2.77	(63)	1.44	2.86	(50)
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.30	2.94	(56)	1.73	2.91	(41)
Natural gas (including risk management) (1)	2.17	3.14	(31)	2.33	3.12	(25)

Exchange rate (CDN$/US$1.00)	1.2906	1.3440	(4)	1.2775	1.3335	(4)
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
Bellatrix’s natural gas sales are primarily priced with reference to the daily and monthly AECO indices, however Bellatrix added new Canadian and U.S. pricing markets to its portfolio beginning in February 2018. During the second quarter of 2018, the AECO daily reference price decreased 58% and the AECO monthly reference price decreased 63% compared to the second quarter of 2017. The AECO market continues to be severely impacted from the July 2017 changes in the operating methodology used by a pipeline company to regulate the flow of available gas out of the Alberta market. Maintenance on the NGTL system throughout the second quarter regularly disrupted the availability of storage and export deliveries resulting in large volumes of natural gas being trapped at the AECO market point. As a result, AECO pricing remains disconnected from pricing in other North American markets and producing basins. The daily prices available to Alberta gas producers were below $1.00 CAD per gigajoule on many occasions in the quarter.
NYMEX Henry Hub natural gas gained modestly through the second quarter of 2018 as North America moved from a very cold winter season into higher than normal temperatures in May 2018. U.S. natural gas storage levels exited the heating season well below both the 2017 and the five year average levels, however strong production growth tempered the price response. U.S. natural gas production is reported to have exceeded 80 Bcf per day late in the quarter, representing a significant increase in production. Coal retirements, higher industrial demand and continued exports of gas to Mexico and LNG to global markets pushed demand higher, yet supply growth has been able to meet the increased demand. Prices ranged from the low US$2.70/MMBtu in April to just over US$3.00/MMBtu by the end of the second quarter.
Bellatrix’s natural gas average sales price before commodity price risk management contracts for the second quarter of 2018 decreased by 56% to $1.30/mcf compared to $2.94/mcf in the same period in 2017. Bellatrix’s natural gas average price, after including commodity price risk management contracts for the three months ended June 30, 2018, averaged $2.17/mcf compared to $3.14/mcf in the comparative 2017 period.
Global crude oil price volatility continued throughout the second quarter of 2018. Generally, the price trend was higher over the quarter, however mixed signals from OPEC and Russia on the possible easing of supply cuts pulled prices down throughout the month of June before a rapid climb through the end of the quarter. WTI prices climbed from the low US$60/bbl range in

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early April to over US$72/bbl in May before dropping sharply into the mid US$60/bbl range for the first half of June. WTI closed the second quarter at a price of US$74.15/bbl. OPEC compliance to the production cuts remained high during the quarter, with OPEC crude oil supply averaging 32 million barrels per day compared to 32.3 million barrels per day for the same period in 2017. OECD production showed gains; primarily from the U.S., with production growing from 26.9 million barrels per day in the second quarter of 2017 up to 29.5 million barrels per day in the second quarter of 2018. Global oil demand averaged 99.6 million barrels per day in the second quarter of 2018, 1.26 million barrels per day higher than the second quarter of 2017. U.S. demand in the quarter was reported at 20.2 million barrels per day, a very slight increase of 0.16 million barrels per day from the second quarter of 2017.
Crude oil inventories in the United States decreased over the second quarter of 2018. Overall, U.S. commercial crude inventories closed the second quarter of 2018 17% lower than the end of the second quarter of 2017, despite U.S. domestic production almost reaching the 11 million barrels per day mark in June 2018. OPEC and Non-OPEC countries that agreed to production cuts in 2017 have maintained lower production levels, adding stability to oil prices and reducing global inventory levels.
Bellatrix primarily produces a light, sweet crude oil attracting higher prices than many other Alberta producers. Canadian pricing in the second quarter was impacted by growing inventories in western Canada. The differential to WTI at the Edmonton market widened from -US$3.66/bbl in April to -US$6.77/bbl in June. The recent Syncrude outage is reducing inventories in western Canada with the light, sweet differential narrowing to a more historic level near -US$5.00/bbl. In the second quarter of 2018, Bellatrix realized an average price of $83.93/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 41% from the average price of $59.49/bbl received in the second quarter of 2017. The Canadian Light crude blend price increased by 31% and the average WTI crude oil benchmark price increased by 41% between the second quarters of 2018 and 2017.
Bellatrix’s average realized price for NGLs (excluding condensate) increased by 20% to $24.70/bbl during the second quarter of 2018, compared to $20.57/bbl received in the comparable 2017 period. Both propane and butane delivered higher prices in the Edmonton market compared to the second quarter of 2017. Propane inventories in the U.S. opened the second quarter of 2018 almost 13% below 2017 levels but by the end of the quarter, propane inventories have narrowly surpassed the 2017 level. Increased domestic production and moderating export demand worked to increase the inventories over the quarter. Butane prices historically correlate closely with WTI oil prices and as a result, actual prices realized by Bellatrix in the second quarter of 2018 compared to 2017 were higher, consistent with the gains in WTI.
REVENUE
Total revenue of $54.0 million for the three months ended June 30, 2018 decreased from $74.3 million realized in the second quarter of 2017. The decrease was a result of a 2% decrease in overall sales volumes for the three months ended June 30, 2018 when compared to the same period of 2017 and a 25% decrease in combined realized commodity prices when compared to the same period of 2017. During the first six months of 2018, Bellatrix's total revenue decreased by 14% to $120.2 million compared to $140.3 million in the same period of 2017. The decrease was a result of a 16% decrease in combined realized commodity prices, partially offset by a 2% increase in sales volumes for six months ended June 30, 2018 when compared to the same period of 2017.
Crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended June 30, 2018 increased by 31% to $34.3 million from $26.1 million realized during the same period in 2017. The increase in revenue realized between the periods was the result of a 15% increase in realized crude oil, condensate, and NGL prices and a 14% increase in sales volumes when compared to the second quarter of 2017.

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For the six months ended June 30, 2018, Bellatrix realized crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts of $66.9 million, an increase of 32% from the $50.7 million realized during the first six months of 2017. The increase in revenues realized between the periods was a result of an 18% increase in realized crude oil, condensate, and NGL prices and a 12% increase in sales volumes when compared to the first half of 2017.
For the three and six months ended June 30, 2018, total crude oil, condensate and NGL revenues contributed 64% and 57% of petroleum and natural gas sales, compared to 36% and 37% in the comparable 2017 periods.
Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 59% in the second quarter of 2018 to $19.1 million from $46.1 million during the same period in 2017. The decrease was a result of a 56% decrease in realized natural gas prices as well as a 7% decrease in sales volumes between periods.
For the six months ended June 30, 2018, natural gas revenue before other income, royalties and commodity price risk management contracts decreased by approximately 41% to $50.9 million compared to $86.6 million realized during the first six months of 2017. The decrease was a result of a 41% decrease in realized natural gas prices as well as a 1% decrease in sales volumes between periods.

Revenue
	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Crude oil and condensate	15,264	13,621	30,626	28,025
NGLs (excluding condensate)	19,034	12,480	36,296	22,709
Crude oil, condensate and NGLs	34,298	26,101	66,922	50,734
Natural gas	19,051	46,134	50,918	86,635
Petroleum and natural gas sales	53,349	72,235	117,840	137,369
Other income (1)	673	2,090	2,397	2,980
Total revenue	54,022	74,325	120,237	140,349
(1) Other income primarily consists of processing and other third party income.
COMMODITY PRICE RISK MANAGEMENT
The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to adjusted funds flow, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.
As at June 30, 2018, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	July 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	AECO
Natural gas fixed	Financial	July 1, 2018 to October 31, 2018	9,000 GJ/d	$1.53	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO

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Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	November 1, 2018 - October 31, 2020	10,551 GJ/d	$(1.19	) US	AECO 7A/NGI Chicago
Natural gas	Financial	November 1, 2018 - October 31, 2020	5,275 GJ/d	$(1.23	) US	AECO/Dawn Gas Daily

Natural gas liquids fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	July 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	July 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	July 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00	CDN	WTI - NYMEX
When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Statements of Comprehensive Income (Loss).
The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended June 30, 2018 and 2017:

Commodity contracts
Three months ended June 30, 2018
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(2,638)	12,712	294	10,368
Unrealized gain (loss) on contracts (1)	(7,201)	(15,937)	(291)	(23,429)
Total gain (loss) on commodity contracts	(9,839)	(3,225)	3	(13,061)

Three months ended June 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	—	3,123	(44)	3,079
Unrealized gain (loss) on contracts (1)	—	5,095	(1,898)	3,197
Total gain (loss) on commodity contracts	—	8,218	(1,942)	6,276
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
The following are summaries of the gain (loss) on commodity price risk management contracts for the six months ended June 30, 2018 and 2017:

Commodity contracts
Six months ended June 30, 2018
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(3,488)	17,607	133	14,252
Unrealized gain (loss) on contracts (1)	(14,352)	(16,061)	2,962	(27,451)
Total gain (loss) on commodity contracts	(17,840)	1,546	3,095	(13,199)

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Six months ended June 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	—	6,192	(23)	6,169
Unrealized gain (loss) on contracts (1)	—	35,554	(528)	35,026
Total gain (loss) on commodity contracts	—	41,746	(551)	41,195
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
ROYALTIES
Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.
In the second quarter of 2018, the Company incurred $6.1 million in royalties, a decrease from $6.6 million in the second quarter of 2017. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 13% in the three months ended June 30, 2018, compared to 10% in the comparative 2017 period. Higher average corporate royalty rates period over period reflect the impact from higher realized crude oil, condensate and NGL prices partially offset by lower realized natural gas prices.
For the six months ended June 30, 2018, Bellatrix incurred total royalties of $12.7 million compared to $14.0 million incurred in the first six months of 2017. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first six months of 2018 were 12%, compared with 11% in the same period in 2017.

Royalties by Commodity Type
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2018	2017	2018	2017
Crude oil, condensate, and NGLs	8,369	4,592	16,844	11,433
$/bbl	8.79	5.50	9.33	7.09
Average crude oil, condensate and NGL royalty rate (%)	28	18	29	23

Natural Gas	(2,269)	2,027	(4,131)	2,577
$/mcf	(0.15)	0.13	(0.14)	0.09
Average natural gas royalty rate (%)	(14)	4	(9)	3
Total	6,100	6,619	12,713	14,010
Total $/boe	1.80	1.92	1.90	2.13
Average total royalty rate (%)	13	10	12	11

Royalties by Type
	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Crown and IOGC royalties	3,085	3,677	5,926	9,447
Freehold & gross overriding royalties	3,015	2,942	6,787	4,563
Total	6,100	6,619	12,713	14,010
The Company’s royalties were impacted by the higher crude oil, condensate and NGL prices affect on the gross overriding royalty rates as well as the Crown and IOGC royalties were impacted by the increased gas cost allowance credits.

Bellatrix Exploration Ltd.	9

EXPENSES
	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Production	25,642	28,631	52,526	57,948
Transportation	6,897	6,817	13,470	10,050
Royalties	6,100	6,619	12,713	14,010
General and administrative	6,827	7,254	14,047	13,291
Interest and financing charges (1)	10,148	9,625	19,642	19,025
Share-based compensation	534	114	(9)	610
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE
	Three months ended June 30,		Six months ended June 30,
($/boe)	2018	2017	2018	2017
Production	7.55	8.30	7.84	8.81
Transportation	2.03	1.98	2.01	1.53
Royalties	1.80	1.92	1.90	2.13
General and administrative	2.01	2.10	2.10	2.02
Interest and financing charges (1)	2.99	2.79	2.93	2.89
Share-based compensation	0.16	0.03	—	0.09
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
PRODUCTION EXPENSES
Production expenses for the three and six months ended June 30, 2018 totaled $25.6 million ($7.55/boe) and $52.5 million ($7.84/boe), compared to $28.6 million ($8.30/boe) and $57.9 million ($8.81/boe), respectively, in the same periods of 2017. Production expenses decreased on a per boe basis between the first six months of 2018 and the comparative period in 2017 as a result of the commissioning of Phase 2 of the Alder Flats Plant and the disposition of higher cost structure non-core properties. Upon completion of Phase 2 of the Alder Flats Plant in March 2018, Bellatrix has redirected approximately 65 MMcf/d of gross natural gas volumes from third party processing plants to the Alder Flats Plant to optimally process under its ownership and processing volume commitments. Operating costs for natural gas processed through Bellatrix’s ownership interest in the Alder Flats Plant are approximately $0.16/mcf, providing significant cost benefits for the Company. Corporate operating costs in the second quarter of 2018 were $7.55/boe, down approximately 7% from first quarter 2018 operating cost levels of $8.13/boe. The redirection of natural gas volumes from third-party plants is anticipated to drive long term sustained operating cost reductions for the Company.
In addition, the Company continues to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services.

Production Expenses by Commodity Type
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2018	2017	2018	2017
Crude oil, condensate and NGLs	7,302	6,922	14,332	14,303
$/bbl	7.67	8.28	7.94	8.87

Natural gas	18,340	21,709	38,194	43,645
$/mcf	1.25	1.38	1.30	1.46
Total production expenses	25,642	28,631	52,526	57,948
Total $/boe	7.55	8.30	7.84	8.81

Bellatrix Exploration Ltd.	10

TRANSPORTATION
Transportation expenses for the three and six months ended June 30, 2018 were $6.9 million ($2.03/boe) and $13.5 million ($2.01/boe), respectively, compared to $6.8 million ($1.98/boe) and $10.0 million ($1.53/boe) in the same period in 2017. Transportation costs remained consistent in the second quarter of 2018 compared to the second quarter of 2017. The increase in transportation costs per boe in the first six months of 2018 compared to the same period in 2017 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion of the second quarter of 2017.
OPERATING NETBACK

Operating Netback - Corporate
	Three months ended June 30,		Six months ended June 30,
($/boe)	2018	2017	2018	2017
Total Revenue (1)	15.91	21.55	17.94	21.33
Production	(7.55)	(8.30)	(7.84)	(8.81)
Transportation	(2.03)	(1.98)	(2.01)	(1.53)
Royalties	(1.80)	(1.92)	(1.90)	(2.13)
Operating netback(2)	4.53	9.35	6.19	8.86
Risk management gain (loss) (3)	3.05	0.89	2.13	0.94
Operating netback after risk management	7.58	10.24	8.32	9.80
(1) Total Revenue includes petroleum and natural gas sales and other income.
(2) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
During the three months ended June 30, 2018 the Company’s corporate operating netback before commodity risk management contracts decreased by 52% to $4.53/boe compared to $9.35/boe in the second quarter of 2017. The reduced netback realized in the second quarter of 2018 was primarily the result of the 56% decrease in average realized natural gas prices, offset partially by lower production and royalty expenses and a 15% increase in realized crude oil, condensate and NGL prices. After including commodity risk management contracts, the corporate operating netback for the three months ended June 30, 2018 was $7.58/boe compared to $10.24/boe in the second quarter of 2017. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
For the six months ended June 30, 2018, the Company’s corporate operating netback before commodity risk management contracts decreased by 30% to $6.19/boe compared to $8.86/boe in the same period of 2017. The reduced netback realized in the first six months of 2018 was primarily the result of the 41% decrease in average realized natural gas prices and higher transportation expenses, offset by lower production and royalty expenses and a 18% increase in realized crude oil, condensate and NGL prices. After including commodity risk management contracts, the corporate operating netback for the six months ended June 30, 2018 was $8.32/boe compared to $9.80/boe in the comparative 2017 period.

Bellatrix Exploration Ltd.	11

Operating Netback - Crude Oil, Condensate, and NGLs
	Three months ended June 30,		Six months ended June 30,
($/bbl)	2018	2017	2018	2017
Sales	36.01	31.24	37.07	31.47
Production	(7.67)	(8.28)	(7.94)	(8.87)
Transportation	(4.29)	(4.76)	(4.65)	(2.60)
Royalties	(8.79)	(5.50)	(9.33)	(7.09)
Operating netback (1)	15.26	12.70	15.15	12.91
Risk management gain (loss) (2)	(2.46)	(0.05)	(1.86)	(0.01)
Operating netback after risk management	12.80	12.65	13.29	12.90
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the second quarter of 2018 averaged $15.26/bbl, an increase of 20% from the $12.70/bbl realized during the same period in 2017. The increase between the periods was primarily a result of a 15% increase in oil, condensate and NGL commodity prices and lower production and transportation expenses, partially offset by higher royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the three months ended June 30, 2018 was $12.80/bbl compared to $12.65/bbl in the same period in 2017.
Operating netbacks before commodity price risk management contracts for crude oil, condensate, and NGLs increased by 17% to $15.15/bbl for the six months ended June 30, 2018 from $12.91/bbl realized in the first six months of 2017. The increase between the periods was primarily a result of an increase of 18% in crude oil, condensate and NGL commodity prices and decreased production expenses partially offset by increased transportation and royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the six months ended June 30, 2018 was $13.29/bbl compared to $12.90/bbl in the first six months of 2017.

Operating Netback - Natural Gas
	Three months ended June 30,		Six months ended June 30,
($/mcf)	2018	2017	2018	2017
Sales	1.30	2.94	1.73	2.91
Production	(1.25)	(1.38)	(1.30)	(1.46)
Transportation	(0.19)	(0.18)	(0.17)	(0.20)
Royalties	0.15	(0.13)	0.14	(0.09)
Operating netback (1)	0.01	1.25	0.40	1.16
Risk management gain (loss) (2)	0.87	0.20	0.60	0.21
Operating netback after risk management	0.88	1.45	1.00	1.37
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback for natural gas before commodity price risk management contracts during the second quarter of 2018 of $0.01/mcf was lower than the $1.25/mcf realized in the same period in 2017. The reduction to the realized netback between the second quarters of 2017 and 2018 was driven by a 56% decrease in realized natural gas prices offset by a decrease in production and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the second quarter of 2018 was $0.88/mcf compared to $1.45/mcf in the same period in 2017.
For the six months ended June 30, 2018, Bellatrix realized an operating netback before commodity price risk management contracts for natural gas of $0.40/mcf, a decrease of 66% from $1.16/mcf realized in the same period in 2017. The reduction

Bellatrix Exploration Ltd.	12

in the realized netback between the first six months of 2017 and 2018 was driven by a 41% decrease in natural gas prices, partially offset by an decrease in production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the first six months of 2018 was $1.00/mcf compared to $1.37/mcf in the same period in 2017.
GENERAL AND ADMINISTRATIVE
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three and six months ended June 30, 2018 were $6.8 million ($2.01/boe) and $14.0 million ($2.10/boe), compared to $7.3 million ($2.10/boe) and $13.3 million ($2.02/boe), respectively, in the comparative 2017 period. Net G&A costs increased in the first half of 2018 due to a decrease in capital recoveries from partners as a result of an increase in Bellatrix's average working interest in the operated wells drilled and less capital expenditures in the first half of 2018 compared to the same period of 2017, partially offset by lower costs resulting from workforce reduction initiatives in 2017.

General and Administrative Expenses
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2018	2017	2018	2017
Gross expenses	9,872	10,432	20,281	20,637
Capitalized	(1,726)	(1,677)	(3,806)	(4,102)
Recoveries	(1,319)	(1,501)	(2,428)	(3,244)
G&A expenses	6,827	7,254	14,047	13,291
G&A expenses, per unit ($/boe)	2.01	2.10	2.10	2.02
INTEREST AND FINANCING CHARGES
For the three and six months ended June 30, 2018, Bellatrix recorded $10.1 million ($2.99/boe) and $19.6 million ($2.93/boe), respectively, of interest and financing charges related to amounts outstanding under its Credit Facilities, Convertible Debentures, and Senior Notes (each term as defined below), compared to $9.6 million ($2.79/boe) and $19.0 million ($2.89/boe), respectively, during the same periods in 2017. Interest and financing increased in the current period due to an increase in the amount outstanding under the Credit Facilities compared to the same period of 2017.

Interest and Financing Charges (1)
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2018	2017	2018	2017
Interest on Credit Facilities	1,334	433	2,012	816
Interest on Convertible Debentures	1,406	1,332	2,777	2,633
Interest on Senior Notes	7,408	7,860	14,853	15,576
Interest and financing charges	10,148	9,625	19,642	19,025
Interest and financing charges ($/boe)	2.99	2.79	2.93	2.89
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
Total net debt at June 30, 2018 of $430.2 million included $71.4 million outstanding under the Credit Facilities, $40.5 million of Convertible Debentures (liability component), $301.4 million of Senior Notes (includes $14.9 million of unrealized foreign exchange loss recognized on the translation of the United States dollar denominated Senior Notes in the six months ended June 30, 2018), and an adjusted working capital deficiency of $16.8 million. Total net debt levels of $430.2 million at June 30, 2018 increased by $47.7 million from $382.6 million at June 30, 2017.

Bellatrix Exploration Ltd.	13

Reconciliation of Total Liabilities to Total Net Debt
	June 30,	June 30,
($000s)	2018	2017
Total liabilities per financial statements	564,139	542,896
Current liabilities (excluding current Credit Facility)	(79,936)	(94,085)
Decommissioning liabilities	(59,508)	(61,685)
Other deferred liabilities	(7,004)	(18,875)
Risk management contract liability	(4,294)	(1,463)

Adjusted working capital
Current assets	(63,746)	(63,233)
Current liabilities	79,936	94,085
Current portion of other deferred liabilities	(1,830)	(28,900)
Current portion of decommissioning liability	(1,922)	—
Current portion of risk management contract asset	16,390	14,350
Current portion of risk management contract liability	(11,999)	(529)
	16,829	15,773
Total net debt (1)	430,226	382,561
Convertible Debentures (liability component)	(40,530)	(38,380)
Net debt (1)	389,696	344,181
(1) Refer to “Capital performance measures” in respect of the terms “total net debt” and “net debt”.
SHARE-BASED COMPENSATION
Bellatrix has an Award Incentive Plan (the “Award Plan”) under which the Company may grant restricted awards (“RAs”) and performance awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant deferred share units ("DSUs") to non-employee directors.

The following table summarizes the DSUs, RAs, and PAs movement for the six months ended June 30, 2018:

	Share Options	DSUs	RAs	PAs
Balance, December 31, 2017	1,622,132	517,898	823,487	573,055
Granted	95,000	304,056	760,800	335,800
Exercised	—	—	(281,933)	(77,870)
Forfeited	(83,400)	—	(42,897)	(33,194)
Balance, June 30, 2018	1,633,732	821,954	1,259,457	797,791

The following table provides a summary of the Company’s share-based compensation plans for the three and six months ended June 30, 2018 and June 30, 2017. Lower share-based compensation expense in the first six months of 2018 compared to 2017 is a result of a decrease in the Company’s share price offset by amortization of awards issued.

Share-based compensation expense
	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Share options expense	121	62	248	797
DSUs expense (recovery)	347	338	(135)	24
RAs expense (recovery)	26	(129)	(73)	(55)
PAs expense (recovery)	40	(157)	(49)	(156)
Share-based compensation expense (recovery)	534	114	(9)	610

Bellatrix Exploration Ltd.	14

DEPLETION AND DEPRECIATION
Depletion and depreciation expense for the three and six months ended June 30, 2018 was $28.5 million ($8.40/boe) and $56.0 million ($8.35/boe) compared to $32.0 million ($9.27/boe) and $60.8 million ($9.25/boe), respectively, recognized in the same periods of 2017. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions in 2017.
For the three months ended June 30, 2018, Bellatrix has included a total of $826.4 million (June 30, 2017: $794.5 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $43.8 million (June 30, 2017: $41.3 million) for estimated salvage.

Depletion and Depreciation
	Three months ended June 30,		Six months ended June 30,
($000s, except where noted)	2018	2017	2018	2017
Depletion and depreciation	28,524	31,995	55,962	60,831
Depletion and depreciation per unit ($/boe)	8.40	9.27	8.35	9.25
FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

Foreign exchange
	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Realized gain (loss) on foreign exchange	(1,038)	(483)	(946)	(485)
Unrealized gain (loss) on foreign exchange	(4,299)	8,402	(13,894)	10,916
Unrealized gain (loss) on foreign exchange contracts	1,927	(1,098)	3,431	(1,907)
Gain (loss) on foreign exchange	(3,410)	6,821	(11,409)	8,524
For the three and six months ended June 30, 2018, Bellatrix recorded a foreign exchange loss of $3.4 million and $11.4 million, respectively. This was due to the impact of the change over the three and six months ended June 30, 2018 in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes which resulted in an unrealized loss of $5.5 million and an unrealized loss of $14.9 million, respectively (2017: $8.3 million gain and $10.8 million gain, respectively). This was partially offset by a realized loss of $1.0 million on the settlement of Senior Notes and the change in the fair value of the United States foreign exchange forward contract which resulted in an unrealized gain for the three and six months ended June 30, 2018 of $1.9 million and $3.4 million, respectively (2017: $1.1 million loss and $1.9 million loss, respectively).
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

Bellatrix Exploration Ltd.	15

During the three months ended June 30, 2018 Bellatrix terminated $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020 at no cost.
As at June 30, 2018, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	November 14, 2018	$ 1,300	$ 1.2940	$ 1,682
Fixed	November 14, 2018	$ 800	$ 1.2961	$ 1,037
Fixed	November 14, 2018	$ 1,400	$ 1.3302	$ 1,862
INCOME TAXES
Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and six months ended June 30, 2018, the Company recognized a deferred income tax recovery of $12.5 million and a $13.7 million recovery compared to an expense of $26.9 million and a $31.4 million expense, respectively, during the comparative 2017 period. At June 30, 2018 the Company had a total deferred tax asset balance of $62.5 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with $161.8 million (December 31, 2017: $163.4 million) of Canadian resource pools that are restricted through successor rules and the $10.4 million (December 31, 2017: $5.2 million) unrealized allowable capital losses on USD denominated Senior Notes at June 30, 2018.
At June 30, 2018, Bellatrix had approximately $1.36 billion in tax pools available for deduction against future income as follows:

Tax Pools
		June 30,	June 30,
($000s)	Rate %	2018	2017
Intangible resource pools:
Canadian exploration expenses	100	78,800	79,400
Canadian development expenses	30	623,900	577,400
Canadian oil and gas property expenses	10	63,500	81,300
Foreign resource expenses	10	500	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,400	16,400
Undepreciated capital cost (1)	6 - 100	425,600	406,700
Non-capital losses (expire through 2033)	100	143,700	144,100
Financing costs	20 Straight-Line	10,900	16,000
		1,363,300	1,321,900
(1) Approximately $394 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.
NET INCOME (LOSS)
For the three months ended June 30, 2018, Bellatrix recognized a net loss of $34.8 million ($0.63 per basic and diluted share), compared to a net loss of $69.2 million ($1.40 per basic and diluted share) in the second quarter of 2017. The decrease in net loss recorded in the second quarter of 2018 compared to the same period in 2017 was primarily the result of a decrease in the loss on property dispositions and the future income tax expense, partially offset by a decrease in the total gain on commodity contracts and a 56% decrease in realized natural gas prices.
In the six months ended June 30, 2018, Bellatrix recognized a net loss of $47.7 million ($0.91 per basic and diluted share), compared to a net loss of $56.2 million ($1.14 per basic and diluted share) in the first six months of 2017. The decrease in net loss recorded in the first half of 2018 compared to the same period in 2017 was primarily the result of a decrease in the loss on property dispositions and the future income tax expense, partially offset by a decrease in the total gain on commodity contracts and a 41% decrease in realized natural gas prices.

Bellatrix Exploration Ltd.	16

CASH FLOW FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
As detailed previously in this MD&A, adjusted funds flow is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating adjusted funds flow may differ from that of other companies, and accordingly, may not be comparable to measures used by others.

Reconciliation of Cash Flow from Operating Activities to Adjusted Funds Flow
	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Cash flow from operating activities	12,004	10,495	26,619	18,754
Decommissioning costs incurred	142	539	1,090	1,142
Change in non-cash working capital	(2,004)	8,313	(2,897)	14,344
Adjusted funds flow	10,142	19,347	24,812	34,240
Bellatrix’s cash flow from operating activities for the three months ended June 30, 2018 increased to $12.0 million ($0.22 per basic share and diluted share) from $10.5 million ($0.21 per basic share and diluted share) generated in the second quarter of 2017. The increase in cash flow from operating activities between the second quarters of 2017 and 2018 was mainly attributable to a decrease in production expenses, an increase in realized commodity price risk management gains and change in non-cash working capital, partially offset by a decrease of 56% in realized natural gas prices. Bellatrix’s cash flow from operating activities for the six months ended June 30, 2018 increased by 42% to $26.6 million ($0.51 per basic share and diluted share) from $18.8 million ($0.38 per basic share and diluted share) generated in the first six months of 2017. The increase in cash flow from operating activities between the first half of 2017 and 2018 was principally due to a decrease in production expenses, an increase in realized commodity price risk management gains and change in non-cash working capital, partially offset by a decrease of 41% in realized natural gas prices.
Bellatrix generated adjusted funds flow of $10.1 million ($0.18 per basic share and diluted share) in the second quarter of 2018, a decrease of 48% from $19.3 million ($0.39 per basic share and diluted share) generated in the comparative 2017 period. The decrease in adjusted funds flow was mainly driven by a decrease of 56% in realized natural gas prices and was partially offset by decreased production expenses and an increase in realized gains on commodity price risk management. Bellatrix generated funds flow from operations of $24.8 million ($0.47 per basic and diluted share) in the first six months of 2018, a decrease of 28% from $34.2 million ($0.69 per basic share and diluted share) generated in the comparative 2017 period. The decrease in adjusted funds flow was mainly driven by a decrease of 41% in realized natural gas prices and was partially offset by decreased production expenses and an increase in realized gains on commodity price risk management.
Bellatrix maintains a commodity price risk management program to provide a measure of stability to adjusted funds flow. Unrealized mark-to-market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Cash Flow from Operating Activities, Adjusted Funds Flow, and Net Loss
	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2018	2017	2018	2017
Cash flow from operating activities	12,004	10,495	26,619	18,754
Basic ($/share)	0.22	0.21	0.51	0.38
Diluted ($/share)	0.22	0.21	0.51	0.38
Adjusted funds flow	10,142	19,347	24,812	34,240
Basic ($/share)	0.18	0.39	0.47	0.69
Diluted ($/share)	0.18	0.39	0.47	0.69
Net income (loss)	(34,768)	(69,236)	(47,669)	(56,186)
Basic ($/share)	(0.63)	(1.40)	(0.91)	(1.14)
Diluted ($/share)	(0.63)	(1.40)	(0.91)	(1.14)

Bellatrix Exploration Ltd.	17

CAPITAL EXPENDITURES
In 2018, Bellatrix’s strategic priority continues to be focused on profitable resource development in the Spirit River liquids rich natural gas play while maintaining financial strength and liquidity. During the three months ended June 30, 2018, Bellatrix invested $5.4 million in exploration and development projects, compared to $11.2 million in the same period in 2017. During the six months ended June 30, 2018, Bellatrix invested $29.6 million in exploration and development projects, compared to $55.2 million in the same period in 2017.

Capital Expenditures
	Three months ended June 30,		Six months ended June 30,
($000s)	2018	2017	2018	2017
Lease acquisitions and retention	(2)	157	776	2,630
Geological and geophysical	8	2	(19)	361
Drilling and completion costs	3,504	6,717	24,685	46,868
Facilities and equipment	1,892	4,359	4,192	5,354
Capital - exploration and development (1)	5,402	11,235	29,634	55,213
Facilities transferred	—	(5,611)	—	—
Capital - corporate assets	430	989	665	1,205
Property acquisitions	4	—	5	—
Total capital expenditures - cash	5,836	6,613	30,304	56,418
Property dispositions - cash (2)	46	(32,354)	(596)	(32,354)
Total net capital expenditures - cash	5,882	(25,741)	29,708	24,064
Property dispositions - non-cash	(81)	—	(1,169)	—
Other - non-cash capital (3)	840	(5,027)	176	(3,612)
Total capital expenditures - net (4)	6,641	(30,768)	28,715	20,452
(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2) Property dispositions - cash does not include transaction costs.
(3) Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.
(4) Refer to “Non-GAAP measures” for the term “total capital expenditures - net”.
In the second quarter of 2018, capital spending on exploration and development activities of $5.4 million was focused primarily on drilling and completing costs and the completion of the Phase 2 expansion project of the Alder Flats Plant.
A series of incremental improvements and operational measures have delivered a step change reduction for all-in average Spirit River well costs (drill, complete, equip and tie-in) to approximately $3.4 million in 2018 (from $3.8 million in 2017). A focus on pad drilling to reduce surface disturbance (reduced need for pipeline infrastructure and improved efficiency for operating wells), increased monobore style drilling, other proprietary drilling techniques, and reduced nitrogen use are examples of cost reduction efforts achieved. In addition, drilling efficiency gains have continued in 2018, averaging approximately 10 days from spud to rig release for the Spirit River program down from a full program average of 13.5 days in 2017.
The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018. The project, which more than doubled throughput capacity at the Alder Flats Plant to 230 MMcf/d (from 110 MMcf/d), was brought on-stream safely, ahead of schedule, and approximately 5% under budget. Completion of Phase 2 adds an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest.
The Phase 2 expansion project represents the last stage of our multi-year infrastructure build out. With our long term infrastructure build out complete, Bellatrix expects the majority of future capital investment to be directed towards drilling, completion and production activities with minimal capital required for facilities and infrastructure projects over the near term. Management expects that its existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.

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Exploration and development capital expenditures invested during the second quarter were $5.4 million. First half 2018 capital exploration and development expenditures were $29.6 million, resulting in expected second half 2018 capital expenditures of approximately $20 to $30 million based on the Company’s updated full year annual capital expenditure guidance range of $50 to $60 million. The revised second half of 2018 capital budget will be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation.
DECOMMISSIONING LIABILITIES

($000s)	Amount
Balance, December 31, 2016	62,844
Incurred on development activities	1,501
Revisions on estimates	3,210
Decommissioning costs incurred	(2,758)
Reversed on dispositions	(5,473)
Accretion expense	1,287
Balance, December 31, 2017	60,611
Incurred on development activities	383
Revisions on estimates	880
Decommissioning costs incurred	(1,090)
Accretion expense	647
Balance, June 30, 2018	61,431
Environmental stewardship is a core value at Bellatrix and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Reserve, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of Bellatrix’s assets are funded entirely out of cash flow from operating activities. Bellatrix’s Liability Management Rating is well within the Alberta Energy Regulator’s ("AER"), the British Columbia Oil and Gas Commission's ("BCOGC") and the Saskatchewan Ministry of Economy ("MOE") requirements.
DEBT
Credit Facilities
At June 30, 2018, the Company had $71.4 million outstanding under its $100 million (previously $120 million) syndicated revolving credit facilities (the "Credit Facilities”) provided by four institutions, comprised of a $25 million operating facility and a $75 million syndicated facility. Effective as of May 31, 2018, the term of the Credit Facilities was renewed and extended for an additional year to May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period. The Company is actively working to refinance and extend the maturity of the outstanding Senior Notes in advance of May 30, 2019 so that, among other things, the term-out period under the Credit Facilities can extend from the current 6-month period to a 12-month period. The next semi-annual redetermination is scheduled for November 2018.
As at June 30, 2018, total outstanding letters of credit were $11.6 million, which reduces the amount otherwise available to be drawn under the Credit Facilities.
The Credit Facilities bear interest at a floating rate. For the six months ended June 30, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.09%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value attributed to all properties

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sold in a fiscal year, discounted at 10%, exceeds 5% of the borrowing base in effect at the time of such disposition. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 80% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 70% for the second year of such period or 60% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter.
Convertible Debentures
At June 30, 2018 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). As at June 30, 2018, each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares for the specified period is not less than 125% of the conversion price. On and after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.
Senior Notes
As at June 30, 2018, the Company had outstanding US$233.9 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.2 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.
Senior Notes

($000s)	Amount
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1)(2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	305,409
Unrealized foreign exchange loss (1)(2)	14,889
Amortization of discount and debt issue costs	1,458
Settlement of Senior Notes	(20,321)
Balance, June 30, 2018	301,435
(1) Exchange rate (CDN$/US$1.00) at June 30, 2018 was 1.3142 (December 31, 2017: 1.2518).
(2) Amount does not include unrealized gain on foreign exchange contracts of $3.4 million (December 31, 2017: $3.9 million loss).
During the second quarter of 2018, Bellatrix entered into agreements (the "Exchange Agreements") with third parties to exchange US$16,080,000 aggregate principal amount of Senior Notes (the "Surrendered Senior Notes") for an aggregate of 12,298,567 common shares issued by the Company. The Surrendered Senior Notes were exchanged at a value of US$900 for each US$1,000 principal amount of Senior Notes (the "Repurchase Value"). Pursuant to the terms of the Exchange

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Agreements, the Repurchase Value was applied towards the purchase of the common shares of the Company at a deemed price per common share, which was based on a 5% discount to the volume average trading price on the TSX for a period not less than five trading days preceding the effective date of the applicable Exchange Agreement.
Covenants
The agreement governing the Credit Facilities contains a single maintenance financial covenant (referred to below as the Senior Debt Covenant), which requires that the Company maintain a ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”). As at June 30, 2018, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 1.36 times.
The following table lists the covenant under the Credit Facilities and the Company’s compliance therewith as at June 30, 2018:

	Covenant as at	Position at
	June 30, 2018	June 30, 2018
Credit Facilities - Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	3.00x	1.36	x
(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at June 30, 2018 was $108.7 million.
(2) EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2018 was $80.0 million.
The indenture governing the Senior Notes does not contain any maintenance financial covenants, but does contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Senior Notes indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the indenture governing the Senior Notes and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.

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The following table lists the covenant under Senior Notes and the Company’s position therewith as at June 30, 2018:

	Covenant as at	Position at
	June 30, 2018	June 30, 2018
Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	1.86	x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended June 30, 2018, fixed charges were $38.7 million and consolidated cash flow was $72.1 million.
Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.
LIQUIDITY AND CAPITAL RESOURCES
As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, and royalties.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its revised $50 to $60 million 2018 net capital budget by reinvesting cash flow, asset dispositions, and if necessary, borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations.
In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At June 30, 2018, the Company had $71.4 million outstanding under the Company’s Credit Facilities at a year to date weighted average interest rate of 4.09% and $11.6 million of outstanding letters of credit. The borrowing base under the Company’s Credit Facilities was $100 million. The Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a six-month term-out period if not renewed (refer to “Credit Facilities” above). In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the Senior Debt Covenant (as discussed above) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities.
Total net debt at June 30, 2018 includes borrowings under the Credit Facilities, Convertible Debentures (liability component), Senior Notes, and the adjusted working capital deficiency. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.
Total net debt levels of $430.2 million at June 30, 2018 increased by $47.7 million from $382.6 million at June 30, 2017. The increase in total net debt reflects an increase in amounts outstanding under the Credit Facilities offset by a decrease in the Senior Notes from the exchange of Senior Notes in the second quarter of 2018.

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Debt to Adjusted Funds Flow Ratio
	Three months ended June 30,				Six months ended June 30,
($000s, except where noted)	2018		2017		2018		2017
Shareholders’ equity	747,191		808,727		747,191		808,727

Credit Facilities	71,432		13,100		71,432		13,100
Adjusted working capital deficiency (1)	16,829		15,773		16,829		15,773
Subtotal	88,261		28,873		88,261		28,873
Senior Notes (mature on May 15, 2020) (2)	301,435		315,308		301,435		315,308
Net debt (1)	389,696		344,181		389,696		344,181
Convertible Debentures (liability component)	40,530		38,380		40,530		38,380
Total net debt (1) at period end	430,226		382,561		430,226		382,561

Debt to adjusted funds flow ratio (annualized) (3) (1)
Adjusted funds flow (1) (annualized)	40,568		77,388		49,624		68,480
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	9.6	x	4.4	x	7.9	x	5.0	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	10.6	x	4.9	x	8.7	x	5.6	x

Debt to adjusted funds flow ratio (trailing) (1)
Adjusted funds flow (trailing) (1)	48,812		53,231		48,812		53,231
Net debt (1) to adjusted funds flow ratio (1) (trailing) (4)	8.0	x	6.5	x	8.0	x	6.5	x
Total net debt (1) to adjusted funds flow ratio (1) (trailing) (4)	8.8	x	7.2	x	8.8	x	7.2	x
(1) Refer to “Capital Performance Measures” for the terms “net debt”, “total net debt”, "adjusted working capital deficiency" and "adjusted funds flow".
(2) For the three and six months ended June 30, 2018, Senior Notes includes unrealized foreign exchange loss of $5.5 million (2017: $8.3 million gain) and a loss of $14.9 million (2017: $10.8 million gain), respectively, and does not include an unrealized gain of $1.9 million (2017: $1.1 million loss) and an unrealized gain of $3.4 million (2017: $1.9 million loss) on foreign exchange contracts.
(3) For the three months ended June 30, 2018 and 2017, total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon second quarter adjusted funds flow annualized. For the six months ended June 30, 2018 and 2017, total net debt to funds flow from operations (annualized) is calculated based upon first half funds flow from operations annualized.
(4) Trailing period adjusted funds flow ratio annualized is based upon the twelve month periods ended June 30, 2018 and June 30, 2017.
As at June 30, 2018 the Company’s ratio of total net debt to annualized adjusted funds flow (based on second quarter adjusted funds flow) was 10.6 times. The total net debt to annualized adjusted funds flow ratio as at June 30, 2018 increased to 10.6 times from 4.9 times at June 30, 2017 primarily due to an increase in total net debt as a result of a decrease in adjusted funds flow resulting from a decrease in realized natural gas prices as well as an increase in the amount outstanding under the Credit Facilities offset by a decrease in the Senior Notes. In 2018 Bellatrix’s strategic priority continues to be focused on maintaining financial strength and liquidity. The Company continues to preserve liquidity with the prioritized use of adjusted funds flow through managing capital expenditures.
As at August 2, 2018, there was $233.9 million of Senior Notes outstanding. As part of its efforts to preserve and generate additional liquidity, on July 26, 2018, Bellatrix announced that it has entered into an agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80 million of the Company’s Senior Notes for US$72 million of 8.5% second lien notes due 2023 (the “Second Lien Notes”). In addition, the Exchanging Noteholders have agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes (the “New Money Notes”), with the proceeds to be used for drilling and further acquisitions and exchanges of Senior Notes.  The Exchanging Noteholders have also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before December 31, 2018.  The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement Bellatrix has agreed to issue warrants to purchase common shares of Bellatrix to the Exchanging Noteholders, with the actual number of warrants and the exercise price thereof to be determined at the time

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of their issuance, and subject to applicable TSX rules. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity, and the issuance of Bellatrix common shares pursuant to the exercise of the Warrants will be subject to the approval of the TSX. In addition, if any of the incremental US$50 million of Second Lien Note capacity is utilized, then the New Money Notes will be limited to US$30 million.
The completion of the transactions contemplated by the Note Purchase Agreement is expected to occur in the third quarter of 2018 and is subject to customary closing conditions, including the approval of such transactions by the Company's lenders under the Credit Facilities and the negotiation and entering into of certain documentation and agreements between the lenders under the Credit Facilities and the Exchanging Noteholders. If such conditions are not satisfied, the note exchanges and other transactions contemplated by the Note Purchase Agreement may not be completed on the terms and timelines contemplated herein or at all.
Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and Senior Debt Covenant described above.
Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets.
There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
Amounts outstanding under the Credit Facilities were $71.4 million and total outstanding letters of credit were $11.6 million at June 30, 2018. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at June 30, 2018, the Company has the ability to offer to sell up to an additional $500 million in securities under its $500 million Shelf Prospectus, which expires on July 29, 2020.
As at August 2, 2018, Bellatrix had outstanding a total of 1,629,332 options at an average exercise price of $14.82 per share and had 61,762,974 common shares outstanding. Additionally, Bellatrix had 821,954 DSUs, 790,199 PAs and 1,251,067 RAs outstanding as of August 2, 2018. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof.
As at August 2, 2018, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the

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Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.
Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for common shares, or for a combination of cash and common shares, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then-existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital In addition, Bellatrix remains in active discussions with existing and potential new lenders with a view to providing additional liquidity to Bellatrix. The amounts involved in any such transactions, individually or in the aggregate, may be material.
Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $10.2 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.
COMMITMENTS
The Company had the following contractual maturities of liabilities as at June 30, 2018 (excluding off-balance sheet commitments which are discussed below):

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	64,185	64,185	—	—	—
Risk management liability	16,293	11,999	4,294	—	—
Credit Facilities(1)	71,432	—	71,432	—	—
Convertible Debentures(1)	50,000	—	—	50,000	—
Senior Notes(1)	307,418	—	307,418	—	—
Finance lease obligation	6,292	803	942	922	3,625
Total	515,620	76,987	384,086	50,922	3,625
(1) Principal amount of the instruments.

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Off-Balance Sheet Arrangements
The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.
All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2018.
Bellatrix and Keyera Partnership ("Keyera") previously entered into a midstream services and governance agreement pursuant to which Bellatrix has exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.
OUTLOOK AND 2018 CORPORATE GUIDANCE
Solid operational momentum from the first half 2018 drilling program has carried forward into the third quarter as a result of strong well performance and operational execution. Bellatrix is announcing today, a decrease in its full year 2018 net capital expenditure guidance with no associated reduction in average production guidance given strong results year to date. Bellatrix's Spirit River wells continue to outperform budget expectations, resulting in lower sustaining capital requirements in order to achieve Bellatrix's full-year 2018 production targets. As a result, Bellatrix is reducing its full year net capital expenditures to a range of $50 to $60 million, down approximately 8% from the prior guidance range of $55 to $65 million.

	Revised 2018 Annual Guidance (August 2, 2018)	Previously Set 2018 Annual Guidance (April 3, 2018)
Production (boe/d)
2018 Average daily production	34,000 - 35,500	34,000 - 35,500
Average product mix
Natural gas (%)	74	74
Crude oil, condensate and NGLs (%)	26	26
Net capital expenditures ($000’s)(1)
Total net capital expenditures	50,000 - 60,000	55,000 - 65,000
Production expense ($/boe)(2)	7.65 - 8.00	7.65 - 8.00
(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.
(2) Production expenses before net processing revenue/fees
Bellatrix plans to resume drilling activity in mid-August and to use one rig for its second half 2018 capital program. Bellatrix currently plans to drill five gross operated Spirit River wells and one gross operated Cardium well in the second half of 2018.
Bellatrix plans to fund its second half 2018 capital budget through adjusted funds flow while reducing the potential for additional debt or bank line utilization through the end of 2018. The 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play.

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CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES
The reader is advised that the critical accounting estimates, policies, and practices as described in the Company’s MD&A for the year ended December 31, 2017 continue to be critical in determining Bellatrix’s financial results as of June 30, 2018, except for the matters discussed below.
The Company adopted IFRS 9 - Financial Instruments (“IFRS 9”) effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model. The adoption of this standard has no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
The Company adopted IFRS 15 “Revenue from Contracts with Customers” with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized.
LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.
The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.
With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d - 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

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Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) - 15(f) and 15(d) - 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our CEO and our CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.
The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period commencing on April 1, 2018 and ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing April 1, 2018 and ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.
SENSITIVITY ANALYSIS
The table below shows sensitivities to adjusted funds flow as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the second quarter of 2018 and average production volumes of 37,309 boe/d during that period, as well as the same level of debt outstanding as at June 30, 2018. Diluted weighted average shares are based upon the second quarter of 2018. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Adjusted Funds Flow (1) (Annualized)	Adjusted Funds Flow (1) (Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,700	0.07
Change of $0.10/ mcf (2)	6,600	0.12
Change in prime of 1%	700	0.01
Change of US $0.01 CDN/ US exchange rate	800	0.02
(1) Refer to “Non-GAAP measures” in respect of the term “adjusted funds flow”.
(2) Commodity price risk management activities are excluded from adjusted funds flow sensitivity calculations.

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SELECTED QUARTERLY INFORMATION
The following table sets forth selected financial information of the Company for the quarters in 2018, 2017 and 2016.

2018 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30
Total revenue (1)	66,215	54,022
Cash flow from operating activities	14,615	12,004
Cash flow from operating activities per share
Basic	$0.30	$0.22
Diluted	$0.30	$0.22
Adjusted funds flow (1)	14,670	10,142
Adjusted funds flow per share (1)
Basic	$0.30	$0.18
Diluted	$0.30	$0.18
Net profit (loss)	(12,901)	(34,768)
Net profit (loss) per share
Basic	($0.26)	($0.63)
Diluted	($0.26)	($0.63)
Total net capital expenditures - cash	23,826	5,882
2017 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	66,024	74,325	48,153	60,897
Cash flow from operating activities	8,258	10,495	23,031	13,425
Cash flow from operating activities per share
Basic	$0.17	$0.21	$0.47	$0.27
Diluted	$0.14	$0.21	$0.47	$0.27
Adjusted funds flow (1)	14,891	19,347	8,300	15,700
Adjusted funds flow per share (1)
Basic	$0.30	$0.39	$0.17	$0.32
Diluted	$0.26	$0.39	$0.17	$0.32
Net profit (loss)	13,049	(69,236)	(22,124)	(13,053)
Net profit (loss) per share
Basic	$0.26	($1.40)	($0.45)	($0.26)
Diluted	$0.23	($1.40)	($0.45)	($0.26)
Total net capital expenditures - cash	49,805	(25,741)	24,238	26,151
2016 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share
Basic	$0.27	$0.20	$0.05	$0.35
Diluted	$0.27	$0.20	$0.05	$0.35
Adjusted funds flow (1)	12,876	9,048	10,556	8,437
Adjusted funds flow per share (1)
Basic	$0.34	$0.23	$0.23	$0.17
Diluted	$0.34	$0.23	$0.23	$0.17
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share
Basic	$0.50	($1.42)	($0.31)	$0.47
Diluted	$0.50	($1.42)	($0.31)	$0.47
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)
(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the term “adjusted funds flow”, “adjusted funds flow per share”, and “total revenue”.
In the second quarter of 2018 sales volumes decreased to 37,309 boe/d compared to 37,916 in the comparative 2017 period. The Company's total revenue generated decreased to $54.0 million in the second quarter of 2018 from $74.3 million in the second quarter of 2017 as a result of a 25% decline in realized average commodity prices. In the three months ended June 30, 2018, the Company's total cash capital expenditures were $5.9 million compared to negative $25.7 million in the comparative

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2017 period. Bellatrix focused its capital activity in the second quarter of 2018 primarily on drilling and completions projects and on expenditures related to the completion of Phase 2 of the Alder Flats Plant.
In the first quarter of 2018 sales volumes increase to 36,740 boe/d compared to 34,750 boe/d in the comparative 2017 period. The Company's total revenue generated in the quarter remained consistent at $66.2 million in the first quarter of 2018 compared to $66.0 million in the first quarter of 2017 as a result of a 6% increase in production volumes offset by a 6% decrease in realized average commodity prices. Bellatrix incurred $23.8 million of total cash capital expenditures in the first quarter of 2018 compared to $49.8 million in the comparative 2017 period. Bellatrix focused its capital activity in the first quarter of 2018 primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. Bellatrix drilled 6 gross (5.2 net) Spirit River liquids rich natural gas wells.
In the fourth quarter of 2017, sales volumes increased to 37,077 boe/d compared to 31,888 boe/d in the comparative 2016 period. The Company's total revenue generated in the quarter decreased to $60.9 million in the fourth quarter of 2017 from $67.9 million in the fourth quarter of 2016 as a result of a 24% decline in realized average commodity prices. In the three months ended December 31, 2017, the Company's total cash capital expenditures were $26.2 million compared to $24.8 million in the comparative 2016 period. Bellatrix focused its capital activity in the fourth quarter on drilling and completion projects and on the construction of the Phase 2 expansion project of the Alder Flats Plant. Bellatrix drilled 2 gross (1.9 net) Spirit River liquids rich natural gas wells.
In the third quarter of 2017, Bellatrix reduced amounts outstanding under its Credit Facilities to $8.3 million. Total net debt was $399.8 million at September 30, 2017. Bellatrix incurred $39.7 million of total cash capital expenditures in the third quarter of 2017 compared to $17.2 million in the comparative 2016 period. Bellatrix focused its capital activity in the third quarter of 2017 primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells compared to 4 gross (2.3 net) Spirit River liquids rich gas wells in the comparative 2016 period. Sales volumes increased to 37,710 boe/d in the third quarter of 2017 compared to 34,409 boe/d in the 2016 period.
In the second quarter of 2017, Bellatrix reduced amounts outstanding on its Credit Facilities and reduced its working capital deficiency by approximately $45.8 million from the first quarter of 2017 through the use of proceeds from the non-core Strachan asset sale. In the three months ended June 30, 2017, the Company’s total net cash capital expenditures were negative $25.7 million, compared to negative $69.9 million in the second quarter of 2016, primarily as a result of the smaller asset dispositions in the second quarter 2017 compared to 2016. Total revenue increased 54% to $74.3 million in the three months ended June 30, 2017 from $48.3 million in the three months ended June 30, 2016 due to improved commodity prices in the period. The Company drilled 2 gross (1.2 net) wells, compared to nil wells drilled in the comparative 2016 period. Drilling in the first half of 2017 was offset by non-core property dispositions in the fourth quarter of 2016 and sales volumes remained consistent at 37,916 boe/d in the second quarter of 2017 compared to 38,000 boe/d in the 2016 period.
In the first quarter of 2017, Bellatrix drilled and/or participated in 13 gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property sale in the fourth quarter of 2016. The non-core property sales also reduced sales volumes by 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.

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CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by others.

CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This MD&A contains the term “adjusted funds flow” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in this MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period. This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, Senior Notes (as defined below), the liability component of the Convertible Debentures (as defined below), and the Credit Facilities (as defined below). Net debt excludes the liability component of the Convertible Debentures. Adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and the current decommissioning liability. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

Note: the per share figures included throughout this MD&A reflect the results as if the 5:1 common share consolidation that was completed on July 1, 2017 applied to all periods.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, the expectation that the Alder Flats Plant deep-cut process will provide enhanced NGL yields of approximately 10 to 35 bbl/MMcf over third-party plants in the Company's core area, the expectation that Bellatrix's long term FT agreements will ensure market egress for forecast natural gas volumes at multiple receipt points on the NGTL system, the intent of the Company to continue to focus capital investment in its low cost Spirit River natural gas play and to take advantage of the increased processing capacity at Phase 1 and 2 of the Alder Flats Plant, expectations with respect to future commodity prices and the various factors that may affect commodity prices, the intent to continue Bellatrix's commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program, the expectation that

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the redirection of natural gas volumes from third-party plants to the Alder Flats Plant is anticipated to drive long term sustained operating cost reductions for the Company, the intent of the Company to continue to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services, the intent of the Company to continue to focus on profitable resource development in the Spirit River liquids rich natural gas play while maintaining financial strength and liquidity, the expectation that the majority of future capital investment will be directed towards drilling, completion and production activities with minimal capital required for facilities and infrastructure projects over the near term, management's expectation that its existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital, expected second half 2018 capital expenditures of approximately $20 to $30 million, Bellatrix's intent to remain highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment, Bellatrix's expectation to be able to fund its revised $50 to $60 million 2018 net capital budget by reinvesting cash flow, asset dispositions, and if necessary, borrowings under its Credit Facilities, Bellatrix's intent to continually monitor its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations, Bellatrix’s intent to continue to preserve liquidity with the prioritized use of adjusted funds flow through managing capital expenditures, the expected details of the Second Lien Notes, the expected terms and conditions of the Second Lien Notes, New Money Notes and additional Second Lien Notes, the conditions for completion of the transactions contemplated in the Note Purchase Agreement, 2018 annual guidance including forecast average annual production and commodity mix, capital expenditures and production expense, expectations regarding the resumption of drilling activity in mid-August and completion of the Company's second half 2018 capital program, the expectations regarding the Company’s ability to fund its 2018 capital budget through adjusted funds flow, while reducing the need for additional debt of bank line utilization through the end of 2018, and expectations that the 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play, and expected sensitivities of adjusted funds flow to changes of commodity prices, interest rates and exchange rates. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on August 2, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, ability to access sufficient capital from internal and external sources, the risk that the transactions contemplated in the Note Purchase Agreement will not be completed as a result of the conditions to completion of such transactions not being met, the lenders under the Credit Facilities not consenting to the transactions contemplated in the Note Purchase Agreement, the lenders under the Credit Facilities insisting on certain terms that are not acceptable to the Exchanging Noteholders, which results in the transactions contemplated in the Note Purchase Agreement not being completed, the Exchanging Noteholders insisting on certain terms that are not acceptable to the lenders under the Credit Facilities, which results in the transactions contemplated in the Note Purchase Agreement not being completed, the use of proceeds from the sale of the New Money Notes, the failure to receive TSX approval for listing of the Bellatrix common shares on exercise of the Warrants result in the Company not being able to complete the additional note exchanges. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2017, on file with Canadian and United States

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securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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